Q2 FY’16 Conference Call Rentrak November 4, 2015 Filed by Rentrak Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Rentrak Corporation Commission File No.: 000-15159 Date: November 5, 2015

Safe Harbor Statement Forward-Looking Statements This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore and Rentrak. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the comScore stockholders or Rentrak shareholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed by comScore and Rentrak with the SEC. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise. Second quarter summary revenue, gross margin and operating income included in this presentation are derived from financial information that was provided in Rentrak’s 2Q16 earnings press release on Form 8-K filed with the Securities and Exchange Commission on November 4, 2015, and which is available at www.sec.gov. Please note that this presentation includes a discussion of certain items that are not calculated or presented in accordance with generally accepted accounting principles (GAAP), including adjusted EBITDA and non-GAAP diluted EPS. A reconciliation of these non-GAAP financial measures to their most comparable GAAP financial measures, as well as a further explanation about non-GAAP items, is included within this presentation. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Safe Harbor Statement (cont.) Participants in the Solicitation Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger is set forth in the preliminary registration statement and the preliminary joint proxy statement/prospectus that has been filed with the SEC, and will also be set forth in the final registration statement and joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests are described in the preliminary joint proxy statement/prospectus. Additional Information and Where to Find It In connection with the proposed merger, comScore has filed a preliminary registration statement on Form S-4, which includes a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, a preliminary joint proxy statement/prospectus of comScore and Rentrak, and other documents concerning the proposed merger, with the SEC. This material is not a substitute for the final registration statement and joint proxy statement/prospectus regarding the proposed merger. The preliminary registration statement and joint proxy statement/prospectus contain, and the final registration statement and joint proxy statement/prospectus will contain, important information about the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED, OR TO BE FILED, WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the preliminary registration statement and the preliminary joint proxy statement/prospectus and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (703) 438-2100, or by going to comScore’s Investor Relations page at http://ir.comscore.com/contactus.cfm, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page at http://investor.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Great Partners & Great Clients Partial client list Partial list

Welcoming all 164 Stations to Rentrak

Substantial Local Station Client Growth November 2015 November 2014 ~615 370 66%

Local Market Clients

~615 stations (31% of available market); 72 station groups; 175 of 210 markets

Berkshire Hathaway Inc.	1 Station	Corridor	1 Station	HB	7 Stations	Media General	17 Stations	Pappas Telecasting Companies	5 Stations	Scripps	2 Stations
Bonneville International	1 Station	Cox	2 Stations	ICA Broadcasting	2 Stations	meredith	7 Stations	Peak Media of PA	2 Stations	SBG	164 Stations
Bonten	13 Stations	Curators of the University of MO	1 Station	ITV of Buffalo	1 Station	Midwest Television	1 Station	Q	3 Stations	TEGNA	12 Stations
Broadcasting Licenses	2 Stations	Denali Media	1 Station	Journal Broadcast Group	1 Station	Mississippi TV	1 Station	Ramar Communications	4 Stations	Tribune	42 Stations
California Oregon Broadcasting	2 Stations	Draper Holdings	2 Stations	Koplar Communications	1 Station	Morgan Murphy Media	4 Stations	Rapid Broadcasting Company	1 Station	Weigel Broadcasting Co.	10 Stations
Calkins media	2 Stations	Ellis Communications, Inc.	1 Station	ktbs	2 Stations	Morris	6 Stations	Raycom Media	49 Stations	West Virginia Media	8 Stations
Capitol Broadcasting Company, Inc.	1 Station	Forum Communications Company	4 Stations	Lilly Broadcasting	5 Stations	Mountain Broadcasting	1 Station	Red River Broadcast Company	3 Stations	Wheeler Broadcasting	1 Station
CBS O&O	27 Stations	Fox	29 Stations	Lockwood Broadcast Group	3 Stations	National Communications	1 Station	Reiten Television	1 Station	Withers Broadcasting	1 Station
Cedar Rapids Television	2 Stations	Friends of KSPS	1 Station	London Broadcasting	1 Station	NBC Universal	5 Stations	Rockfleet Broadcasting	3 Stations	WOSU Public Media	1 Station
Citadel Communications	1 Station	Graham Media Group	5 Stations	Louisiana Television Broadcasting	1 Station	NPG	4 Stations	Saga	6 Stations	WPSD, LLC	2 Stations
Coastal Television Broadcasting	4 Stations	gray	8 Stations	Marquee Broadcasting	1 Station	Nexstar	75 Stations	School Board of Broward County	1 Station	wtvi	1 Station
Cordillera Communications	4 Stations	Holston Valley Broadcasting	2 Stations	McKinnon Broadcasting	1 Station	OTA	2 Stations	Schurz Communications Inc.	10 Stations		

Partial list

RENTRAK PRECISELY MEASURING MOVIES & TV EVERYWHERE 7

Strategic Rationale Provide trusted currency for transactions in cross-platform media buying and selling Combines innovative SaaS big data organizations with similar census-like approaches to measurement Unparalleled combination of information assets with expansive measurement of the digital consumer, TV and movies everywhere

TV Everywhere™

AVG. AUDIENCE RANK* % OF SIGNED CLIENTS IN RANK CATEGORY 1-50 48% 51-100 54% 101-150 22% 151-200 + 26% Diverse National TV Client Base 106 networks – 37% of total measured networks All but one major broadcast network *Average Audience Rank provided by Rentrak’s TV Essentials®

Every Top 5 Agency Holding Company 12 of the top 15 media agencies

Local Agency Clients 110+ Agencies 25% of all local agencies using Rentrak as exclusive or primary currency; 40% of all new local agency clients using Rentrak as exclusive currency Partial list

Rentrak Branded Entertainment™

Local Market Clients

~615 stations (31% of available market); 72 station groups; 175 of 210 markets

Berkshire Hathaway Inc.	1 Station	Corridor	1 Station		7 Stations	Media General	17 Stations	Pappas Telecasting Companies	5 Stations	Scripps	2 Stations
Bonneville International	1 Station	Cox	2 Stations	ICA Broadcasting	2 Stations	meredith	7 Stations	Peak Media of PA	2 Stations	SBG	164 Stations
Bonten	13 Stations	Curators of the University of MO	1 Station	ITV of Buffalo	1 Station	Midwest Television	1 Station		3 Stations	TEGNA	12 Stations
Broadcasting Licenses	2 Stations	Denali Media	1 Station	Journal Broadcast Group	1 Station	Mississippi TV	1 Station	RAMAR Communications	4 Stations	TRIBUNE	42 Stations
California Oregon Broadcasting	2 Stations	Draper Holdings	2 Stations	Koplar Communications	1 Station	Morgan Murphy Media	4 Stations	Rapid Broadcasting Company	1 Station	Weigel Broadcasting Co.	10 Stations
Calkins media	2 Stations	Ellis Communications Inc.	1 Station	ktbs	2 Stations	Morris	6 Stations	Raycom Media	49 Stations	West Virginia Media	8 Stations
Capitol Broadcasting Company, Inc.	1 Station	Forum Communications Company	4 Stations	Lilly Broadcasting	5 Stations	Mountain Broadcasting	1 Station	Red River Broadcast Company	3 Stations	Wheeler Broadcasting	1 Station
CBS O&O	27 Stations	FOX	29 Stations	Lockwood Broadcast Group	3 Stations	National Communications	1 Station	Reiten Television	1 Station	Withers Broadcasting	1 Station
Cedar Rapids Television	2 Stations	Friends of KSPS	1 Station	London	1 Station	NBC Universal	5 Stations	Rockfleet Broadcasting	3 Stations	WOSU Public Media	1 Station
Citadel Communications	1 Station	Graham Media Group	5 Stations	Louisiana Television Broadcasting	1 Station	NPG	4 Stations	Saga	6 Stations	WPSD, LLC	2 Stations
Coastal Television Broadcasting	4 Stations	gray	8 Stations	Marquee Broadcasting	1 Station	Nexstar	75 Stations	School Board of Broward County	1 Station	wtvi	1 Station
Cordillera Communications	4 Stations	Holston Valley Broadcasting	2 Stations	McKinnon Broadcasting	1 Station	OTA	2 Stations	Schurz Communications Inc.	10 Stations		

Partial list

RENTRAK PRECISELY MEASURING MOVIES & TV EVERYWHERE 14

Movies Everywhere™

Addressing a $300 Million Market Revenue generation expected in 4Q16 New products for global movie market through advanced data science and real-time movie measurement Partial list

Financials

On a constant currency basis, assuming foreign exchange rates were held constant with exchange rates for fiscal 2015. On an as-reported basis, Movies Everywhere™ revenue would have increased 5% for the three months ended September 30, 2015. TV Everywhere™ up 53% Movies Everywhere™ up 9%† OnDemand Everywhere® up 15% Other Services down 32% Total revenue up 30% to $32.8 million Great Progress Continuing* Amounts do not add to total company revenue due to presentation of Movies Everywhere™ contributions in constant currency.

Gross Margin Relatively fixed cost nature of product lines Revenue growth outpaced growth in data costs 66.0% 2Q16 2Q15 69% 68% + 120 bps

Strong Operating Leverage $ in millions Operating income for the second quarter of fiscal 2016 included $2.1 million in stock-based compensation costs, $1.3 million in acquisition and reorganization costs and $46,000 related to the settlement of the earn-out associated with the company’s acquisition of iTVX in August 2013. Operating loss for the second quarter of fiscal 2015 included $2.1 million in stock-based compensation costs, $600,000 in costs related to the iTVX earn-out and $270,000 in acquisition costs. Additional information about adjusted EBITDA, a non-GAAP, measure, can be found on slides 25 and 26 of this presentation. ($ in millions) 2Q16 2Q15 Operating income (loss) $1.7 ($0.4) Operating income excluding one-time items and other adjustments* $5.1 $2.5 Adjusted EBITDA† $7.6 $4.3 Adjusted EBITDA/Revenue† 23.2% 17.0%

Strong Income Growth* Income from continuing operations, net of income taxes for the second quarter of fiscal 2016 included $2.1 million in stock-based compensation costs, $1.3 million in acquisition and reorganization costs and $46,000 related to the settlement of the earn-out associated with the company’s acquisition of iTVX in August 2013. Loss from continuing operations, net of income taxes for the second quarter of fiscal 2015 included $2.1 million in stock-based compensation costs, $600,000 in costs related to the iTVX earn-out and $270,000 in acquisition costs. ($ in millions, except per share data) 2Q16 2Q15 Income (loss) from continuing operations, net of income taxes $1.2 ($0.7) Income (loss) from continuing operations, net of income taxes, per diluted share $0.08 ($0.06) Income from continuing operations, net of income taxes, excluding one-time items and other adjustments† $4.7 $2.2 Income from continuing operations, net of income taxes, per diluted share excluding one-time items and other adjustments† $0.29 $0.17 From continuing operations, net of income taxes.

Significant Margin Growth Expected Driven by: Revenue growth Expense leveraging Modest CapEx growth Additional information about adjusted EBITDA, a non-GAAP, measure, can be found on slides 25 and 26 of this presentation. 16%-18%

Business Outlook Product Line/Metric Commentary Total company 36 – 39% growth FY’15-FY’16 TV Everywhere™ 55 – 65% growth FY’15-FY’16 Movies Everywhere™ Contract renewals for large domestic studios and Rentrak Swift in 2H16 Variation due to foreign currency Adjusted EBITDA* $22.7 – $25.9 million, or 16 – 18% of revenue Tax expense $4.0 million (primarily non-cash) Weighted avg. shares outstanding 16.4 million CapEx $13.0 – $14.0 million * Additional information about adjusted EBITDA, a non-GAAP, measure, can be found on slides 25 and 26 of this presentation.

Appendix Rentrak Corporation Reconciliation of GAAP and Non-GAAP Financial Measures Adjusted EBITDA & Non-GAAP Diluted EPS (In thousands, except per share amounts); (Unaudited) (1) Excludes iTVX stock-based compensation. For the Three Months Ended September 30, For the Six Months Ended September 30, 2015 2014 2015 2014 Net income (loss) attributable to Rentrak Corporation  $1,304 $(374)  $2,872 $(1,340) Adjustments:   Income from discontinued operations, net of income taxes  -- (308) -- (655) Provision for income taxes 636 337 1,289 365 Investment income, net (207) (40) (414) (101) Depreciation and amortization from continuing operations 2,449 1,745 4,766 3,400 Stock-based compensation from continuing operations (1) 2,073 2,072 3,913 3,762 Adjusted EBITDA $6,255 $3,432 $12,426 $5,431 iTVX stock-based compensation 46 600 (3,659) 100 Acquisition and reorganization costs 1,309 270 1,522 316 Adjusted EBITDA before iTVX stock-based compensation, acquisition and reorganization costs $7,610 $4,302  $10,289 $5,847 EPS (diluted), as reported  $0.08 $(0.03) $0.18 $(0.11) iTVX stock-based compensation -- 0.04 (0.22) 0.01 Income from discontinued operations, net of income taxes -- (0.02) -- (0.05) Acquisition and reorganization costs 0.08 0.02 0.09 0.02 Stock-based compensation from continuing operations (1) 0.13 0.15 0.24 0.28 Non-GAAP Diluted EPS  $0.29 $0.16 $0.29 $0.15 Weighted average number of shares used in per share calculations – common stock: Non-GAAP Diluted EPS 16,354 13,469 16,379 13,483

Appendix (cont.) About Adjusted EBITDA and Non-GAAP Diluted EPS From time to time, Rentrak may refer to Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation, Amortization and Stock-based Compensation) and “non-GAAP diluted EPS” in its conference calls and discussions with investors and analysts in connection with the company’s reported historical financial results. Adjusted EBITDA does not represent cash flows from operations as defined by generally accepted accounting principles (“GAAP”), is not derived in accordance with GAAP and should not be considered by the reader as an alternative to net income (the most comparable GAAP financial measure to Adjusted EBITDA). Non-GAAP diluted EPS does not measure diluted EPS as defined by GAAP, is not derived in accordance with GAAP and should not be considered by the reader as an alternative to reported diluted EPS. The reconciliation of GAAP and non-GAAP financial measures for the three and six month periods ended September 30, 2015 and 2014 are included in the above table. Rentrak’s management believes that Adjusted EBITDA is helpful as an indicator of the current financial performance of the company and its capacity to operationally fund capital expenditures and working capital requirements. Due to the nature of the company’s internally-developed software policies and its use of stock-based compensation, Rentrak incurs significant non-cash charges for depreciation, amortization and stock-based compensation expense that may not be indicative of its operating performance from a cash perspective. Rentrak also adjusts for non-cash items, such as stock-based compensation, as well as cash-settled items, such as acquisition and non-recurring costs, as we believe these are not representative of our ongoing operating performance and we believe excluding these costs provide a useful metric by which to compare performance from period to period. In addition, Rentrak’s management believes that these costs as well as stock-based compensation should be factored out of reported EPS in order to provide a more useful indicator of the current financial performance of the company. No tax rate was applied to these adjustments because the company has established a valuation reserve against its deferred tax assets. Due to the nature of the company’s equity and stock-based compensation plans and arrangements, costs associated with acquisitions and items which are considered nonrecurring in nature, the company’s diluted EPS, which includes these items, may not be indicative of its on-going operating performance.

Rentrak November 4, 2015